Exhibit 12
Conagra Brands, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Thirteen Weeks Ended
August 26, 2018
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$219.4
Add (deduct):
Fixed charges	55.6
Distributed income of equity method investees	13.2
Capitalized interest	(0.8)
Earnings available for fixed charges (a)	$287.4

Fixed charges:
Interest expense	$49.6
Capitalized interest	0.8
One third of rental expense (1)	5.2
Total fixed charges (b)	$55.6

Ratio of earnings to fixed charges (a/b)	5.2

(1) Considered to be representative of interest factor in rental expense.